AMERICAN ORIENTAL BIOENGINEERING, INC.
1 Liangshuihe First Ave.
Beijing E-Town Economic and Technology Development Area, E-Town
Beijing 100176, People’s Republic of China

February 8, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:
American Oriental Bioengineering, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 15, 2011 and Amended November 14, 2011;
Form 10-Q for the Quarterly Period Ended September 30, 2011 Filed November 14, 2011;
File No. 001-32569

Dear Mr. Rosenberg:

We are responding to the comment letter dated January 25, 2012 (“Staff’s Letter”) in response to our letter to you of January 12, 2012 related to American Oriental Bioengineering, Inc. (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-Q for the Period Ended September 30, 2011

Item 1 – Financial Statements, page 5

1.
Please refer to your response to our comment eight. The guidance you cited in ASC 225-20-45-16 references income from continuing operations, rather than operating income. Please confirm that in future filings, you will present debt extinguishment gain with other non-operating income and expenses similar to interest expense on debt.

Response:

We respectfully advise the Staff that we confirm debt extinguishment gain will be presented with other non-operating income and expenses similar to interest expense on debt in our future filings.

Notes To Condensed Consolidated Financial Statements

Note 11 – Receivable For Disposal of Investment, page 19

2.
Please refer to your response to our comment 10. Provide us the proposed disclosure to be included in future periodic reports which includes the information provided in your response, including the specific point in time in which the remaining consideration will be settled.

Response:

We respectfully advise the Staff that we are in active communication with the third party buyer and based on the negotiation progress, we believe that we will receive the agreed consideration in full before we file our annual report on Form 10-K for the year ended December 31, 2011 in March 2012. Assuming the full consideration will be collected as we expect, we will include the following proposed disclosure in our annual report on Form 10-K for the year ended December 31, 2011:

“Note [●] – Receivable of Disposal of Investments

On September 27, 2010, the Company entered into a share transfer agreement with an unrelated third party to transfer its equity interest in Nuo Hua Affiliate for a consideration of RMB 255,000,000 ($38,567,410) with RMB 148,543,000 ($22,466,378) to be paid in cash and RMB 106,456,800 ($16,101,032) to be paid in equity interest of another company owned by the unrelated third party. The legal procedure of the transfer had been completed in October 2010.

Subsequent to December 31, 2011, the Company has received the consideration in full including the cash consideration and the equity interests of another company owned by the third party buyer.”

Note 17 – Convertible Notes, page 20

3.
With regard to your response to comment 11, we understand why a holder of the convertible notes would not convert a note to common stock at current market prices, but please tell us why the note holders’ settled for approximately 50% of the Notes’ maturity amount rather than continue to receive 5% interest payments and the full $5.5 million at maturity, since the registrant is profitable and was holding $83 million of cash at September 30, 2011. Tell us which party initiated the repurchase transactions, the registrant or the note holders. In addition, provide us proposed additional disclosure to be included in future periodic reports that provides the business purpose for this material transaction.

Response:

We respectfully advise the Staff that the Notes’ holders initiated the repurchase transactions and their offering prices were based on trading price of the Notes in the PORTAL Market of the NASDAQ, which is a market created by NASDAQ for designated foreign and domestic securities that are eligible for resale under SEC Rule 144A. The Notes are eligible to be traded in the PORTAL Market of NASDAQ since the time of issuance and at the time the holders initiated the repurchase transactions, the Notes were traded around 41% of the maturity amount. Therefore, the holders were willing to sell the Notes at approximately 50% of the maturity amount, which was the final settlement amount agreed by both parties based on arms-length private negotiation. We cannot speak to the intent or business rationale behind the holder’s business and investment decision to settle for 50% as opposed to continuing to receive the interest and payment at maturity.  We will include the following proposed disclosure in our future periodic filings:

“For the period/year ended [●], the Company repurchased a total of $[●] in principal amount of the Notes for $[●] cash consideration and expensed $[●] of related unamortized Notes issue cost resulting in a net gain of $[●] and leaving an aggregate of $[●] in principal amount outstanding as of [●]. The repurchases were initiated by the Notes holders and are arms-length transactions.”

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Tahra T. Wright, an attorney at Loeb &Loeb LLP, company counsel, at (212) 407-4122.

Sincerely,

/s/ Yanchun Li

Yanchun Li
Chief Financial Officer
American Oriental Bioengineering, Inc.